 P.O. Box 2385
 Beverly Hills, CA  90213
 Phone: 310-358-9017
 Fax: 310-358-9015
 www.saloncity.com

November 30, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

ATTN: Michael Fay, Branch Chief

Re:       Salon City, Inc.
Amendment 3 to Form 10-SB
Filed November 15, 2007
File Number:  000-52729

Gentlemen:

Thank you for your comment letter dated November 29, 2007, with respect to the above-captioned Form 10-SB.  We have filed our response letter only, as no further revisions were made to our Amendment No. 3 to Form 10-SB/A of Salon City, Inc., filed on November 15, 2007.  This letter sets forth our response in outline form below.

For your information, we have filed our response letter on the EDGAR system, and have also provided courtesy copies to the Staff by overnight courier.

Revenue Recognition

1.
We note your response to prior comment 4 that $66,442 in March 31, 2007 accounts receivable has yet to be collected.  Given these receivables are significantly past due, we believe you should write these amounts off.  In addition, please quantify bad debt expense in the 2007 statement of cash flows.

Response 1:
Due to the nature of our industry relationship with these companies, we believe that all of these late receivables are still potentially collectible.  However, if by December 31, 2007, they have not been paid, we will reassess them and do a reserve or a bad debt write off at that time.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Steven G. Casciola
Steven G. Casciola
CEO